SECOND AMENDING AGREEMENT TO

OPERATING CREDIT AGREEMENT

THIS AGREEMENT made as of the 11th day of December, 2007

BETWEEN:

ENTERRA ENERGY CORP., (the "Borrower")

OF THE FIRST PART

and

THE BANK OF NOVA SCOTIA, a Canadian chartered bank, ("BNS")

OF THE SECOND PART

PREAMBLE

WHEREAS the Borrower and BNS entered into a letter loan agreement dated November 21, 2006 whereby BNS established a $20,000,000 operating credit facility in favour of the Borrower;

AND WHEREAS the terms of such letter loan agreement have been modified by an undertaking and agreement of the Borrower (the “Undertaking”) dated September 28, 2007 and amended by a first amending agreement to operating credit agreement dated as of November 20, 2007 (such letter loan agreement as so modified and amended being referred to herein as the “Credit Agreement”);

AND WHEREAS the parties have agreed to amend the Credit Agreement in the manner set forth below.

AGREEMENT

In consideration of the covenants and agreements between the parties contained in this Second Amending Agreement and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties hereto agree as follows:

ARTICLE 1
INTERPRETATION

1.1

Definitions.  Capitalized words and phrases used in this Second Amending Agreement, including the preamble, unless there is something in the subject matter or the context inconsistent therewith, shall have the meanings ascribed to those words and phrases in the Credit Agreement, as amended by this Second Amending Agreement.

1.2

Headings.  The headings in this Second Amending Agreement are inserted for convenience of reference only and shall not affect the construction or interpretation of this Second Amending Agreement.

ARTICLE 2
AMENDMENT OF THE CREDIT AGREEMENT

2.1

Amendment of the Credit Agreement.  The Credit Agreement, effective as of the date of this Second Amending Agreement, is hereby amended as follows:

(a)

that Section of the Credit Agreement entitled "Repayment", the first part of which is found on page 5 of the Credit Agreement, is amended by deleting the second sentence of that Section in its entirety and replacing it with the  following:

"'Maturity Date' means December 18, 2007, as such date may be extended from time to time in accordance with the terms hereof."

ARTICLE 3
CONDITIONS PRECEDENT

3.1

Conditions Precedent.  This Second Amending Agreement and the effectiveness of same shall become effective only upon the satisfaction of the following conditions precedent (which BNS may waive in whole or in part on such terms as it deems appropriate in its absolute discretion):

(a)

Receipt by BNS in form and substance satisfactory to it of the following:

(i)

a copy of this Second Amending Agreement duly executed by the Borrower and each of the Guarantors; and

(ii)

an officer's certificate from the Borrower certifying as to the authorization of this Second Amending Agreement; and

(b)

satisfaction of all conditions precedent contained in Article 4 of the Fifth Amendment To The Amended and Restated Syndicated Credit Agreement dated of even date herewith.

ARTICLE 4
GENERAL

4.1

Reference to the Credit Agreement.

(a)

On and after the date hereof, each reference in the Credit Agreement to “this Agreement,” “hereunder,” “hereof,” “herein” or words of like import referring to the Credit Agreement shall mean and be a reference to the Credit Agreement as amended by this Second Amending Agreement.

(b)

Except as specifically amended by this Second Amending Agreement, the Credit Agreement shall remain in full force and effect and unamended, and is hereby ratified and confirmed.

(c)

The execution, delivery and performance of this Second Amending Agreement shall not, except as expressly provided herein, constitute a waiver of any provision of, or operate as a waiver of any right, power or remedy of BNS under the Credit Agreement.

4.2

Fees and Expenses.  The Borrower acknowledges that all reasonable costs, fees and expenses as incurred by BNS and its counsel with respect to this Second Amending Agreement shall be for the account of Borrower.

4.3

Applicable Law.  This Second Amending Agreement and the rights and obligations of the parties hereunder shall be governed by, and shall be construed and enforced in accordance with, the laws of the Province of Alberta and the federal laws of Canada applicable therein, without regard to conflict of laws principles.

4.4

Counterparts.  This Second Amending Agreement may be executed in any number of counterparts and by different parties in separate counterparts, each of which when so executed shall be deemed to be an original and all of which taken together shall constitute one and the same instrument.

IN WITNESS WHEREOF the parties hereto have executed this Second Amending Agreement as of the day and year first above written.

ENTERRA ENERGY CORP.

Per: _______________________________

Name: _______________________

Title: _________________________

Per: _______________________________

Name: _______________________

Title: _________________________

THE BANK OF NOVA SCOTIA Per: _______________________________ Name: _______________________ Title: ________________________

The provisions of this Second Amending Agreement are acknowledged and agreed to by the undersigned Guarantors and the undersigned Guarantors hereby confirm that the Guarantor Security provided by them, as applicable, remains in full force and effect.  Without limiting the foregoing, each of the Guarantors covenants and agrees that the guarantees previously provided by them guarantee the payment of all indebtedness, liabilities and obligations of the Borrower to BNS under the Credit Agreement, as amended by this Second Amending Agreement.

Canadian Guarantors:

OLYMPIA TRUST COMPANY, in its capacity as trustee of ENTERRA ENERGY TRUST, by its administrator, ENTERRA ENERGY CORP.

Per: _______________________________

Name: _____________________________

Title: ______________________________

Per: _______________________________

Name: _____________________________

Title: _______________________________

ENTERRA PRODUCTION PARTNERSHIP, by its Managing Partner, ENTERRA ENERGY CORP. Per: _______________________________ Name: _____________________________ Title: ______________________________

THE ENTERRA ENERGY COMMERCIAL TRUSTEES, in their capacity as trustees of ENTERRA ENERGY COMMERCIAL TRUST
_______________________________ Witness	_______________________________ (seal)

ENTERRA ENERGY PARTNER CORP. Per: _______________________________ Name: _____________________________ Title: _______________________________	TRIGGER RESOURCES LTD. Per: _______________________________ Name: _____________________________ Title: _______________________________

US Guarantors:

ENTERRA US ACQUISITIONS INC. Per: _______________________________ Name: _____________________________ Title: ______________________________	ROCKY MOUNTAIN GAS, INC. Per: ______________________________ Name:_____________________________ Title: ______________________________

RMG I, LLC Per: _______________________________ Name:______________________________ Title: _______________________________	ENTERRA ACQUISITIONS CORP. Per: _______________________________ Name:______________________________ Title: _______________________________

ALTEX ENERGY CORPORATION Per: _______________________________ Name:______________________________ Title: _______________________________